January 14, 2020

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue
Suite 805
Tulsa, Oklahoma 74136

       Re: NGL Energy Partners LP
           Registration Statement on Form S-3
           Filed December 27, 2019
           File No. 333-235736

Dear Mr. Krimbill:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed December 27, 2019

Applicable Law; Forum, Venue and Jurisdiction, page 28

1. We note that there is an exclusive forum provision in your partnership agreement, and your disclosure that "[b]y purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the
       State of Delaware in connection with any such claims, suits, actions or proceedings."
       Please clearly disclose whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
 H. Michael Krimbill
NGL Energy Partners LP
January 14, 2020
Page 2
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameH. Michael Krimbill
                                                             Division of
Corporation Finance
Comapany NameNGL Energy Partners LP
                                                             Office of Trade &
Services
January 14, 2020 Page 2
cc:       G. Michael O'Leary
FirstName LastName